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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos
Asia Timmons-Pierce
Jeff Gordon
John Cash

Re:	Casper Sleep Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Confidentially submitted on September 19, 2019
CIK No. 0001598674

Ladies and Gentlemen:

On behalf of Casper Sleep Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company intends to publicly file a Registration Statement on Form S-1 (“Filing No. 1”) on approximately October 25, 2019 with the Commission through its EDGAR system. The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 19, 2019 (“Amendment No. 2”). The purpose of this letter is to respond to the comment letter to Amendment No. 2 received on October 3, 2019.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

General

1.              We note that some of your executives were quoted in a New York Times article published on September 13, 2019 about the company. Please tell us the facts and circumstances that led to your executives being identified and interviewed for this New York Times article, including the date of the interview. Discuss your press policy and whether you or any affiliates have provided any other interviews or published any press releases. Finally, please tell us what steps the company has taken to ensure that written offers are by means of a prospectus prior to the effective date of the registration statement. We may have additional comments upon review of your response.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the executives interviewed for the New York Times article published on September 13, 2019 (the “Article”) were the Company’s key spokespeople who are often chosen to interact with the media. In the course of discussing the Company’s launch of a new product in January 2019, the reporter (the “Reporter”) who wrote the Article expressed an interest in writing a story on the Company’s overall business. On March 20, 2019, the Reporter met with Neil Parikh, the Company’s Chief Strategy Officer and a member of the Company’s board of directors, to conduct an interview for the Article. A follow-up interview was conducted with Dr. Frank Lipman, a member of the Company’s Sleep Advisory Board, along with various other spokespeople for the Company on May 7, 2019. After the follow-up interview, the Reporter toured one of the Company’s retail stores on June 14, 2019. After the tour, with the exception of some follow-up administrative fact-checking from the Reporter, the Company declined to comment on any further requests for information from the Reporter for the Article.

Although the Article was published on September 13, 2019, the Company had expected the Article to be published in June of 2019, prior to the Company’s initial confidential submission. The Company had no control over the timing of publication of the Article.

With respect to the Company’s press policy, it is the Company’s policy not to discuss any information related to the proposed offering of securities, except in compliance with applicable U.S. securities laws, until a registration statement has been declared effective. In connection with its decision to start engaging in formal initial public offering related activities, the Company, in consultation with its legal counsel, implemented policies and procedures that are designed to prevent any improper communications. As part of these procedures, the Company’s general counsel and, on an as needed basis, its outside counsel, review all outbound press releases and evaluate any proposed interviews or appearances. The Company intends to maintain these policies and procedures throughout the initial public offering process and will continue to vigilantly monitor compliance with these policies and procedures.

The Company has not recently provided any interviews or published press releases outside of the ordinary course of business since the above noted references.

2.              We note that you have a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine. Please identify the members of your Sleep Advisory Board and elaborate on the role of the board.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the following individuals serve on the Company’s Sleep Advisory Board (“Advisory Board”): Dr. Mary Carskadon, Dr. Jennifer Martin, Dr. Frank Lipman and Dr. Michael Grandner.

The Company will revise the disclosure in Filing No. 1 to further elaborate that the role of the Advisory Board is to provide a valuable educational resource on sleep for the Company’s employees. The Advisory Board provides advice and training for employees on strategies and techniques for better sleep so that they are able to rest better and be more knowledgeable about the topic of sleep when interacting with customers. Additionally, the Advisory Board assists the Company with developing and testing products.

3.              We note that you refer to your consumer experience professionals as Sleep Specialists. Please elaborate on the training and experience of your Sleep Specialists.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sleep Specialists are non-commissioned salespeople that receive training and educational materials on sleep techniques and practices, as well as the Company’s sleep products and services, from the Company at the time they are hired and throughout their tenure at the Company. Additionally, the Sleep Specialists have access to advice and training from the Advisory Board.

4.              Please revise your disclosure on page 93 to clarify that net cash used in financing activities, as opposed to investing activities, was $0.1 million for the six months ended June 30, 2018.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in Filing No. 1 to address this comment.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Philip Krim, Casper Sleep Inc.
Jonathan Truppman, Casper Sleep Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP